Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Present at Two Upcoming Investor Conferences

Dartmouth, Nova Scotia, June, 13, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology company, today announced that IMV Chief Executive Officer Frederic Ors will present at the following investor conferences in June:

Raymond James Life Sciences and MedTech Conference

  Date: Wednesday, June 19, 2019

  Time: 4:10 p.m. ET

  Format: Presentation and webcast

  Location: Lotte New York Palace, New York, NY

The Oppenheimer Summit for Emerging Biotechnology

  Date: Wednesday, June 26, 2019 to Friday, June 28, 2019

  Format: Attendance and one-on-one presentations

  Location: Gurney's Star Island Resort and Marina, Montauk, NY

A copy of each the investor presentations will be available in the events and presentations section of IMV’s website. Also, a live webcast of IMV’s presentation at the Raymond James Life Sciences and MedTech Conference will be available and archived for 90 days on the events and presentations webpage.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

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Source: IMV Inc.

Investor Relations:
Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Media:
Andrea Cohen, Sam Brown Inc.
T: (917) 209-7163 E: andreacohen@sambrown.com